FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 27, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Interest receivable	16,740	18,530	3,973	4,207	4,439
Interest payable	(5,759)	(7,128)	(1,209)	(1,427)	(1,666)

Net interest income	10,981	11,402	2,764	2,780	2,773

Fees and commissions receivable	5,460	5,709	1,370	1,382	1,374
Fees and commissions payable	(942)	(834)	(244)	(238)	(245)
Income from trading activities	2,685	1,675	177	444	474
Gain on redemption of own debt	175	454	(29)	13	-
Other operating income/(loss)	1,398	(465)	31	35	227

Non-interest income	8,776	6,539	1,305	1,636	1,830

Total income	19,757	17,941	4,069	4,416	4,603

Staff costs	(7,163)	(8,188)	(1,541)	(1,895)	(1,656)
Premises and equipment	(2,348)	(2,232)	(700)	(544)	(592)
Other administrative expenses	(7,244)	(5,593)	(3,960)	(1,103)	(2,506)
Depreciation and amortisation	(1,410)	(1,802)	(336)	(338)	(498)
Write-down of goodwill and other intangible assets	(1,403)	(124)	(1,403)	-	(124)

Operating expenses	(19,568)	(17,939)	(7,940)	(3,880)	(5,376)

Profit/(loss) before impairment losses	189	2	(3,871)	536	(773)
Impairment losses	(8,432)	(5,279)	(5,112)	(1,170)	(1,454)

Operating loss before tax	(8,243)	(5,277)	(8,983)	(634)	(2,227)
Tax credit/(charge)	(382)	(441)	377	(81)	(39)

Loss from continuing operations	(8,625)	(5,718)	(8,606)	(715)	(2,266)

Profit/(loss) from discontinued operations, net of tax
- Direct Line Group	127	(184)	-	-	(351)
- Other	21	12	15	(5)	6

Profit/(loss) from discontinued operations,
net of tax	148	(172)	15	(5)	(345)

Loss for the period	(8,477)	(5,890)	(8,591)	(720)	(2,611)
Non-controlling interests	(120)	136	3	(6)	108
Preference share and other dividends	(398)	(301)	(114)	(102)	(115)

Loss attributable to ordinary and
B shareholders	(8,995)	(6,055)	(8,702)	(828)	(2,618)

Basic and diluted loss per ordinary and equivalent
B share from continuing operations	(81.3p)	(54.5p)	(77.3p)	(7.4p)	(21.6p)

Basic and diluted loss per ordinary and equivalent
B share from continuing and discontinued operations	(80.3p)	(55.0p)	(77.3p)	(7.4p)	(23.6p)

* Restated - see page 93.

Note:

(1)
In the income statement above, one-off and other items as shown on page 32 are included in the appropriate captions. A reconciliation between the income statement above and the managed view income statement on page 23 is given in Appendix 2 to this announcement.

Condensed consolidated statement of comprehensive income
for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Loss for the period	(8,477)	(5,890)	(8,591)	(720)	(2,611)

Items that do not qualify for reclassification
Actuarial gains/(losses) on defined benefit plans	446	(2,158)	446	-	(2,158)
Tax	(246)	352	(83)	(163)	429

	200	(1,806)	363	(163)	(1,729)

Items that do qualify for reclassification
Available-for-sale financial assets	(406)	645	(103)	430	(70)
Cash flow hedges	(2,291)	1,006	(667)	(88)	(126)
Currency translation	(229)	(900)	(328)	(1,211)	169
Tax	1,014	(152)	203	85	118

	(1,912)	599	(895)	(784)	91

Other comprehensive loss after tax	(1,712)	(1,207)	(532)	(947)	(1,638)

Total comprehensive loss for the period	(10,189)	(7,097)	(9,123)	(1,667)	(4,249)

Total comprehensive loss is attributable to:
Non-controlling interests	137	(129)	16	(13)	(104)
Preference shareholders	349	273	99	98	99
Paid-in equity holders	49	28	15	4	16
Ordinary and B shareholders	(10,724)	(7,269)	(9,253)	(1,756)	(4,260)

	(10,189)	(7,097)	(9,123)	(1,667)	(4,249)

* Restated - see page 93.

Key points

•	The movement in available-for-sale financial assets during the year and quarter reflects net realised gains on high quality UK, US and German sovereign bonds.

•	Cash flow hedging losses in both the year and Q4 2013 largely result from increases in Sterling and US dollar swap rates in the main durations of the underlying portfolio.

•
Currency translation losses during the year are principally due to the strengthening of Sterling against the US dollar, 2.3%, partially offset by weakening against the Euro, 2.1%. Currency translation losses during the fourth quarter arose mainly from the 2.2% strengthening of Sterling against the US dollar.

•
Actuarial gains on defined benefit plans primarily relate to the higher value of assets of the UK pension schemes and changes in the discount rate. Both of these improvements were driven by improving market conditions, particularly yields on AA rated corporate bonds. These gains were partially offset by an increase in the assumed rate of inflation.

Condensed consolidated balance sheet
at 31 December 2013

	31 December	30 September	31 December
	2013	2013	2012*
	£m	£m	£m

Assets
Cash and balances at central banks	82,659	87,066	79,290
Net loans and advances to banks	27,555	28,206	29,168
Reverse repurchase agreements and stock borrowing	26,516	33,757	34,783
Loans and advances to banks	54,071	61,963	63,951
Net loans and advances to customers	390,825	406,927	430,088
Reverse repurchase agreements and stock borrowing	49,897	62,214	70,047
Loans and advances to customers	440,722	469,141	500,135
Debt securities	113,599	122,886	157,438
Equity shares	8,811	10,363	15,232
Settlement balances	5,591	18,099	5,741
Derivatives	288,039	323,657	441,903
Intangible assets	12,368	13,742	13,545
Property, plant and equipment	7,909	8,476	9,784
Deferred tax	3,478	3,022	3,443
Prepayments, accrued income and other assets	7,614	8,586	7,820
Assets of disposal groups	3,017	2,435	14,013

Total assets	1,027,878	1,129,436	1,312,295

Liabilities
Bank deposits	35,329	38,601	57,073
Repurchase agreements and stock lending	28,650	32,748	44,332
Deposits by banks	63,979	71,349	101,405
Customer deposits	414,396	434,305	433,239
Repurchase agreements and stock lending	56,484	72,636	88,040
Customer accounts	470,880	506,941	521,279
Debt securities in issue	67,819	71,781	94,592
Settlement balances	5,313	18,514	5,878
Short positions	28,022	31,020	27,591
Derivatives	285,526	319,464	434,333
Accruals, deferred income and other liabilities	16,017	14,157	14,801
Retirement benefit liabilities	3,210	3,597	3,884
Deferred tax	507	514	1,141
Subordinated liabilities	24,012	23,720	26,773
Liabilities of disposal groups	3,378	249	10,170

Total liabilities	968,663	1,061,306	1,241,847

Equity
Non-controlling interests	473	462	1,770
Owners' equity*
Called up share capital	6,714	6,697	6,582
Reserves	52,028	60,971	62,096

Total equity	59,215	68,130	70,448

Total liabilities and equity	1,027,878	1,129,436	1,312,295

* Owners' equity attributable to:
Ordinary and B shareholders	53,450	62,376	63,386
Other equity owners	5,292	5,292	5,292

	58,742	67,668	68,678

* Restated - see page 93.

Average balance sheet

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September
	2013	2012*	2013	2013
	%	%	%	%

Average yields, spreads and margins of the
banking business
Gross yield on interest-earning assets of banking business	3.07	3.12	3.01	3.07
Cost of interest-bearing liabilities of banking business	(1.38)	(1.49)	(1.22)	(1.38)

Interest spread of banking business	1.69	1.63	1.79	1.69
Benefit from interest-free funds	0.32	0.29	0.29	0.32

Net interest margin of banking business	2.01	1.92	2.08	2.01

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.52	0.82	0.52	0.51
- Eurodollar	0.24	0.43	0.24	0.26
- Euro	0.27	0.53	0.24	0.22

* Restated - see page 93.

Average balance sheet

	Year ended			Year ended
	31 December 2013			31 December 2012*
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	74,706	430	0.58	73,998	493	0.67
Loans and advances to customers	399,856	15,087	3.77	429,386	16,188	3.77
Debt securities	69,319	1,189	1.72	90,678	1,857	2.05

Interest-earning assets
- banking business (1,3,5)	543,881	16,706	3.07	594,062	18,538	3.12
- trading business (4)	216,211			240,131

Non-interest earning assets	467,274			596,179

Total assets	1,227,366			1,430,372

Memo: Funded assets	845,506			942,847

Liabilities
Deposits by banks	23,474	395	1.68	38,405	580	1.51
Customer accounts	336,069	2,831	0.84	334,440	3,496	1.05
Debt securities in issue	55,923	1,389	2.48	91,741	2,173	2.37
Subordinated liabilities	24,188	856	3.54	21,917	679	3.10
Internal funding of trading business	(19,564)	329	(1.68)	(9,148)	199	(2.18)

Interest-bearing liabilities
- banking business (1,2,3)	420,090	5,800	1.38	477,355	7,127	1.49
- trading business (4)	223,264			248,647

Non-interest-bearing liabilities
- demand deposits	76,607			74,320
- other liabilities	438,856			556,242
Owners' equity	68,549			73,808

Total liabilities and owners' equity	1,227,366			1,430,372

* Restated - see page 93.

Notes:

(1)
Interest receivable has been increased by £4 million (2012 - £8 million) and interest payable has been increased by £83 million (2012 - £152 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	Interest payable has been decreased by £11 million (2012 - £15 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)	Interest receivable has been decreased by £38 million (2012 - nil) and interest payable has been decreased by £31 million (2012 - £138 million) in respect of non-recurring adjustments.
(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Average balance sheet

	Quarter ended			Quarter ended
	31 December 2013			30 September 2013
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	75,338	102	0.54	74,222	106	0.57
Loans and advances to customers	389,390	3,656	3.73	397,184	3,791	3.79
Debt securities	59,218	216	1.45	67,990	273	1.59

Interest-earning assets
- banking business (1,3,5)	523,946	3,974	3.01	539,396	4,170	3.07
- trading business (4)	190,320			209,517

Non-interest earning assets	393,624			434,797

Total assets	1,107,890			1,183,710

Memo: Funded assets	791,529			836,564

Liabilities
Deposits by banks	20,086	85	1.68	21,413	92	1.70
Customer accounts	330,208	562	0.68	336,285	692	0.82
Debt securities in issue	49,374	317	2.55	52,216	334	2.54
Subordinated liabilities	22,992	216	3.73	23,906	224	3.72
Internal funding of trading business	(24,467)	49	(0.79)	(17,216)	102	(2.35)

Interest-bearing liabilities
- banking business (1,2)	398,193	1,229	1.22	416,604	1,444	1.38
- trading business (4)	199,273			220,871

Non-interest-bearing liabilities
- demand deposits	73,883			78,912
- other liabilities	370,829			398,516
Owners' equity	65,712			68,807

Total liabilities and owners' equity	1,107,890			1,183,710

Notes:

(1)
Interest receivable has been increased by £1 million (Q3 2013 - £1 million) and interest payable has been increased by £23 million (Q3 2013 - £20 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	Interest payable has been decreased by £3 million (Q3 2013 - £3 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)	Interest receivable has been decreased by nil (Q3 2013 -£38 million) in respect of non-recurring adjustments.
(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,582	15,318	6,697	6,632	6,581
Ordinary shares issued	132	197	17	65	1
Share capital sub-division and consolidation	-	(8,933)	-	-	-

At end of period	6,714	6,582	6,714	6,697	6,582

Paid-in equity (1)
At beginning and end of period	979	979	979	979	979

Share premium account
At beginning of period	24,361	24,001	24,628	24,483	24,268
Ordinary shares issued	306	360	39	145	93

At end of period	24,667	24,361	24,667	24,628	24,361

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	(346)	(957)	(252)	(714)	(291)
Unrealised gains	607	1,939	1	592	136
Realised gains	(891)	(1,319)	(122)	(164)	(209)
Tax	432	50	65	34	77
Recycled to profit or loss on disposal of businesses (2)	(110)	-	-	-	-
Transfer to retained earnings	-	(59)	-	-	(59)

At end of period	(308)	(346)	(308)	(252)	(346)

Cash flow hedging reserve
At beginning of period	1,666	879	447	491	1,746
Amount recognised in equity	(967)	2,093	(271)	163	162
Amount transferred from equity to earnings	(1,324)	(1,087)	(396)	(251)	(288)
Tax	541	(219)	136	44	46

At end of period	(84)	1,666	(84)	447	1,666

Foreign exchange reserve
At beginning of period	3,908	4,775	4,018	5,201	3,747
Retranslation of net assets	(325)	(1,056)	(417)	(1,338)	147
Foreign currency gains on hedges of net assets	105	177	88	148	21
Transfer to retained earnings	-	(2)	-	-	(2)
Tax	6	17	2	7	(5)
Recycled to profit or loss on disposal of businesses	(3)	(3)	-	-	-

At end of period	3,691	3,908	3,691	4,018	3,908

Capital redemption reserve
At beginning of period	9,131	198	9,131	9,131	9,131
Share capital sub-division and consolidation	-	8,933	-	-	-

At end of period	9,131	9,131	9,131	9,131	9,131

Contingent capital reserve
At beginning of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)
Transfer to retained earnings	1,208	-	1,208	-	-

At end of period	-	(1,208)	-	(1,208)	(1,208)

* Restated - see page 93.

For the notes to this table refer to page 90.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	10,596	18,929	10,144	11,105	15,216
Transfer to non-controlling interests	-	(361)	-	-	(361)
(Loss)/profit attributable to ordinary and B
shareholders and other equity owners
- continuing operations	(8,708)	(5,694)	(8,592)	(723)	(2,278)
- discontinued operations	111	(60)	4	(3)	(225)
Equity preference dividends paid	(349)	(273)	(99)	(98)	(99)
Paid-in equity dividends paid, net of tax	(49)	(28)	(15)	(4)	(16)
Transfer from available-for-sale reserve	-	59	-	-	59
Transfer from foreign exchange reserve	-	2	-	-	2
Transfer from contingent capital reserve	(1,208)	-	(1,208)	-	-
Termination of contingent capital agreement	320	-	320	-	-
Actuarial gains/(losses) recognised in retirement
benefit schemes
- gross	446	(2,158)	446	-	(2,158)
- tax	(246)	352	(83)	(163)	429
Loss on disposal of own shares held	(18)	(196)	-	-	-
Shares released for employee benefits	(77)	(87)	(76)	-	43
Share-based payments
- gross	48	117	26	26	(19)
- tax	1	(6)	-	4	3

At end of period	867	10,596	867	10,144	10,596

Own shares held
At beginning of period	(213)	(769)	(138)	(139)	(207)
Disposal/(purchase) of own shares	75	441	1	1	(6)
Shares released for employee benefits	1	115	-	-	-

At end of period	(137)	(213)	(137)	(138)	(213)

Owners' equity at end of period	58,742	68,678	58,742	67,668	68,678

* Restated - see page 93.

For the notes to this table refer to page 90.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Non-controlling interests
At beginning of period	1,770	686	462	475	646
Currency translation adjustments and other movements	(6)	(18)	1	(21)	1
Profit/(loss) attributable to non-controlling interests
- continuing operations	83	(24)	(14)	8	12
- discontinued operations	37	(112)	11	(2)	(120)
Dividends paid	(5)	-	(5)	-	-
Movements in available-for-sale securities
- unrealised gains	8	3	(3)	2	(1)
- realised losses	21	22	21	-	4
- tax	(1)	-	-	-	-
- recycled to profit or loss on disposal of businesses (3)	(5)	-	-	-	-
Equity raised	-	875	-	-	874
Equity withdrawn and disposals	(1,429)	(23)	-	-	(7)
Transfer from retained earnings	-	361	-	-	361

At end of period	473	1,770	473	462	1,770

Total equity at end of period	59,215	70,448	59,215	68,130	70,448

Total comprehensive loss recognised in the
statement of changes in equity is attributable to:
Non-controlling interests	137	(129)	16	(13)	(104)
Preference shareholders	349	273	99	98	99
Paid-in equity holders	49	28	15	4	16
Ordinary and B shareholders	(10,724)	(7,269)	(9,253)	(1,756)	(4,260)

	(10,189)	(7,097)	(9,123)	(1,667)	(4,249)

* Restated - see page 93.

For an explanation of the movements in the available-for-sale, cash flow hedging and foreign exchange reserves, and pensions refer to page 83.

Notes:

(1)	Paid-in equity was increased by £548 million on adoption of IFRS 10 - see page 93.
(2)	Net of tax - £35 million charge.
(3)	Net of tax - £1 million charge.

Key point

•
On cancellation of the contingent capital agreement with HMT on 16 December 2013 the reserve of £1,208 million and £320 million in respect of the final year's instalment were transferred to retained earnings.

Condensed consolidated cash flow statement
for the year ended 31 December 2013

	2013	2012*
	£m	£m

Operating activities
Operating loss before tax on continuing operations	(8,243)	(5,277)
Operating profit/(loss) before tax on discontinued operations	177	(111)
Adjustments for non-cash items	6,561	9,306

Net cash (outflow)/inflow from trading activities	(1,505)	3,918
Changes in operating assets and liabilities	(28,780)	(48,736)

Net cash flows from operating activities before tax	(30,285)	(44,818)
Income taxes paid	(346)	(295)

Net cash flows from operating activities	(30,631)	(45,113)

Net cash flows from investing activities	21,183	27,175

Net cash flows from financing activities	(2,728)	2,017

Effects of exchange rate changes on cash and cash equivalents	512	(3,893)

Net decrease in cash and cash equivalents	(11,664)	(19,814)
Cash and cash equivalents at beginning of year	132,841	152,655

Cash and cash equivalents at end of year	121,177	132,841

* Restated - see page 93.

Notes

1. Basis of preparation
The Group's condensed consolidated financial statements should be read in conjunction with the 2013 annual accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

In accordance with IFRS 5, Direct Line Group (DLG) was classified as a discontinued operation in 2012. From 13 March 2013, DLG was classified as an associate and at 31 December 2013 the Group's interest in DLG was transferred to disposal groups.

Going concern
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Annual Results for the year ended 31 December 2013 have been prepared on a going concern basis.

2. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 360 to 371 of its 2012 Annual Report and Accounts apart from the adoption of a number of new and revised IFRSs that are effective from 1 January 2013 as described below.

IFRS 11 'Joint Arrangements', which supersedes IAS 31 'Interests in Joint Ventures', distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor's consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 27 ‘Separate Financial Statements’ comprises those parts of the existing IAS 27 that dealwith separate financial statements.IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 'Disclosure of Interests in Other Entities' mandates the disclosures in annual financial statements in respect of investments in subsidiaries, joint arrangements, associates and structured entities that are not controlled by the Group.

IFRS 13 'Fair Value Measurement' sets out a single IFRS framework for defining and measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosures about fair value measurements.

Notes

2. Accounting policies (continued)
‘Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)’ amended IFRS 7 to require disclosures about the effects and potential effects on an entity’s financial position of offsetting financial assets and financial liabilities and related arrangements.

Amendments to IAS 1 'Presentation of Items of Other Comprehensive Income' require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

'Annual Improvements 2009-2011 Cycle' also made a number of minor changes to IFRSs.

Implementation of the standards above has not had a material effect on the Group's results.

IAS 19 'Employee Benefits' (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £21 million for the quarter ended 31 December 2012, £84 million for the year ended 31 December 2012 and other comprehensive income after tax higher by the same amounts. This also resulted in an increase in the loss per ordinary and B share of 0.2p for the quarter ended 31 December 2012 and 0.8p for the year ended 31 December 2012. Prior periods have been restated.

IFRS 10 'Consolidated Financial Statements' replaces SIC-12 'Consolidation - Special Purpose Entities' and the consolidation elements of the existing IAS 27 'Consolidated and Separate Financial Statements'. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there was a reduction in Non-controlling interests of £0.5 billion with a corresponding increase in Owners' equity (Paid-in equity) as at 31 December 2012. This resulted in an increase in the loss attributable to non-controlling interests of £1 million for the quarter ended 31 December 2012 and £13 million for the year ended 31 December 2012, with a corresponding increase in the profit attributable to paid-in equity holders. There was no impact on the loss attributable to ordinary and B shareholders. Prior periods have been restated accordingly.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and financial instrument fair values. These critical accounting policies and judgments are described on pages 368 to 371 of the Group's 2012 Annual Report and Accounts.

Notes

2. Accounting policies (continued)

Recent developments in IFRS
The IASB published:

●
in May 2013, IFRIC 21 'Levies'. This interpretation provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014.

●
in May 2013, 'Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)'. These amendments align IAS 36's disclosure requirements about recoverable amounts with IASB's original intentions. They are effective for annual periods beginning on or after 1 January 2014.

●
in June 2013, 'Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)'. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. They are effective for annual periods beginning on or after 1 January 2014.

●
in November 2013, 'Defined Benefit Plans: Employee Contributions'. This amendment distinguishes the accounting for employee contributions that are related to service from those that are independent of service. It is effective for annual periods beginning on or after 1 July 2014.

●
in November 2013, IFRS 9 'Financial Instruments' (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) which sets out new requirements for hedge accounting and in respect of IFRS 9 transition.

●
in December 2013, Annual Improvements to IFRS 2010 - 2012 and 2011 - 2013 cycles. There are a number of minor changes to IFRS that will not have a material effect on the Group's financial statements. All amendments are effective for annual periods beginning on or after 1 July 2014.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

Notes

3. Analysis of income, expenses and impairment losses

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Loans and advances to customers	15,125	16,188	3,656	3,829	3,940
Loans and advances to banks	430	493	102	106	114
Debt securities	1,185	1,849	215	272	385

Interest receivable	16,740	18,530	3,973	4,207	4,439

Customer accounts	2,831	3,491	562	692	849
Deposits by banks	406	600	88	95	122
Debt securities in issue	1,307	2,023	294	315	404
Subordinated liabilities	886	815	216	223	201
Internal funding of trading businesses	329	199	49	102	90

Interest payable	5,759	7,128	1,209	1,427	1,666

Net interest income	10,981	11,402	2,764	2,780	2,773

Fees and commissions receivable
- payment services	1,432	1,368	368	375	317
- credit and debit card fees	1,078	1,088	265	284	280
- lending (credit facilities)	1,377	1,480	344	335	368
- brokerage	479	548	110	117	122
- trade finance	300	314	74	73	64
- investment management	450	471	131	109	106
- other	344	440	78	89	117

	5,460	5,709	1,370	1,382	1,374
Fees and commissions payable - banking	(942)	(834)	(244)	(238)	(245)

Net fees and commissions	4,518	4,875	1,126	1,144	1,129

Foreign exchange	854	654	206	198	86
Interest rate	596	1,932	(54)	248	456
Credit	998	737	2	116	118
Own credit adjustments	35	(1,813)	15	(155)	(98)
Other	202	165	8	37	(88)

Income from trading activities	2,685	1,675	177	444	474

Gain/(loss) on redemption of own debt	175	454	(29)	13	-

Operating lease and other rental income	484	876	103	125	152
Own credit adjustments	(155)	(2,836)	(15)	(341)	(122)
Changes in the fair value of:
- securities and other financial assets and liabilities	(26)	146	(91)	36	19
- investment properties	(281)	(153)	(258)	(7)	(77)
Profit on sale of securities	830	1,146	91	167	237
Profit/(loss) on sale of:
- property, plant and equipment	44	34	11	10	(1)
- subsidiaries and associates	168	95	171	(21)	(21)
Dividend income	87	59	46	6	16
Share of profits less losses of associates	320	29	43	73	21
Other income	(73)	139	(70)	(13)	3

Other operating income	1,398	(465)	31	35	227

* Restated - see page 93.

Notes

3. Analysis of income, expenses and impairment losses (continued)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Total non-interest income	8,776	6,539	1,305	1,636	1,830

Total income	19,757	17,941	4,069	4,416	4,603

Staff costs	7,163	8,188	1,541	1,895	1,656
Premises and equipment	2,348	2,232	700	544	592
Other (1)	7,244	5,593	3,960	1,103	2,506

Administrative expenses	16,755	16,013	6,201	3,542	4,754
Depreciation and amortisation	1,410	1,802	336	338	498
Write down of goodwill (2)	1,059	18	1,059	-	18
Write down of other intangible assets	344	106	344	-	106

Operating expenses	19,568	17,939	7,940	3,880	5,376

Loan impairment losses	8,412	5,315	5,131	1,120	1,402
Securities	20	(36)	(19)	50	52

Impairment losses	8,432	5,279	5,112	1,170	1,454

* Restated - see page 93.

Notes:

(1)
Includes bank levy of £200 million (2012 - £175 million), Payment Protection Insurance costs of £900 million (2012 - £1,110 million), Interest Rate Hedging Products redress and related costs of £550 million (2012 - £700 million) and regulatory and legal actions of £2,394 million (2012 - £381 million).

(2)	Excludes goodwill of £394 million written-off in Q4 2012 in respect of Direct Line Group.

Payment Protection Insurance (PPI)
The Group increased its provision for PPI in Q4 2013 by £465 million, bringing the total charge for the year to £900 million. The cumulative charge in respect of PPI is £3.1 billion, of which £2.2 billion (70%) in redress and expenses had been utilised by 31 December 2013. Of the £3.1 billion cumulative charge, £2.8 billion relates to redress and £0.3 billion to administrative expenses.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

At beginning of period	895	745	737	704	684
Charge to income statement	900	1,110	465	250	450
Utilisations	(869)	(960)	(276)	(217)	(239)

At end of period	926	895	926	737	895

The remaining provision provides coverage for approximately twelve months for redress and administrative expenses, based on the current average monthly utilisation.

Notes

3. Analysis of income, expenses and impairment losses (continued)

Payment Protection Insurance (PPI) (continued)
The principal assumptions underlying the Group's provision in respect of PPI sales relate to: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group's portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in the FSA policy statements and expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience, the calculation rules in the FSA statement and the expected mix of claims.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Past business review take up rate	36%	38%	+/-5	+/-45
Uphold rate	84%	83%	+/-5	+/-30
Average redress	£1,733	£1,646	+/-5	+/-26

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), a charge of £700 million was booked in Q4 2012 for redress in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. £575 million was earmarked for client redress and £125 million for administrative expenses. The estimate for administrative costs was increased by £50 million in Q1 2013 following development of the plan for administering this process in accordance with FSA guidelines. The provision was further increased in Q4 2013 by £500 million, reflecting both higher volumes and anticipated redress payments, recalibration of our methodology based on experience during Q4 2013 and additional administration charges. The cumulative charge for IRHP is £1.3 billion, of which £1.0 billion relates to redress and £0.3 billion relates to administrative expenses. Customers may also be entitled to be compensated for any consequential losses they may have suffered. The Group is not able to measure reliably any liability it may have and has accordingly not made any provision.

Notes

3. Analysis of income, expenses and impairment losses (continued)

Interest Rate Hedging Products (IRHP) redress and related costs (continued)
The Group expects to complete its review of sales of IRHP and provide basic redress to all customers who are entitled to it by the end of 2014. On 23 October 2013, the Group announced that it would split redress payments for all customers who may have been mis-sold IRHP. Customers will receive redress monies without having to wait for the assessment of any additional consequential loss claims which are outside the allowance for such claims included in the 8% interest on redress due.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

At beginning of period	676	-	631	670	-
Charge to income statement	550	700	500	-	700
Utilisations	(149)	(24)	(54)	(39)	(24)

At end of period	1,077	676	1,077	631	676

Regulatory and legal actions
The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. An additional charge of £2,394 million was booked in 2013 (FY 2012 - £381 million; Q4 2013 £1,910 million; Q3 2013 - £99 million; Q4 2012 - £381 million), primarily in respect of matters related to mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions.

Staff expenses

Staff expenses comprise	2013	2012*	Change
	£m	£m	%

Salaries	4,429	4,748	(7)
Variable compensation	588	716	(18)
Temporary and contract costs	650	699	(7)
Social security costs	486	562	(14)
Share based compensation	49	126	(61)
Pension costs
- defined benefit schemes	517	528	(2)
- curtailment and settlement gains	(7)	(41)	(83)
- defined contribution schemes	76	29	162
Severance	69	426	(84)
Other	306	395	(23)

Staff expenses	7,163	8,188	(13)

* Restated - see page 93.

Notes

3. Analysis of income, expenses and impairment losses (continued)

Variable compensation awards
The following tables analyse Group and Markets variable compensation awards for 2013(1).

	Group			Markets
	2013	2012	Change	2013	2012	Change
	£m	£m	%	£m	£m	%

Non-deferred cash awards (2)	67	73	(8)	9	10	(10)
Non-deferred share awards	-	27	(100)	-	17	(100)

Total non-deferred variable compensation	67	100	(33)	9	27	(67)

Deferred bond awards	188	497	(62)	43	212	(80)
Deferred share awards	321	82	291	185	48	285

Total deferred variable compensation	509	579	(12)	228	260	(12)

Total variable compensation (3)	576	679	(15)	237	287	(17)

Variable compensation as a % of operating profit (4)	19%	19%		27%	16%
Proportion of variable compensation that is deferred	88%	85%		96%	91%
- Of which deferred bond awards	37%	86%		19%	82%
- Of which deferred share awards	63%	14%		81%	18%

For the notes to this table refer to the following page.

Variable compensation decreased by 15% to £576 million for the Group and by 17% to £237 million for Markets. Total Group variable compensation as a percentage of operating profit(4) has remained flat at 19%. The proportion of variable compensation that is deferred has increased to 88% for the Group and 96% for Markets. The proportion of deferred variable compensation delivered to employees in shares has increased significantly as it is capital efficient and better aligns employees' interests with those of the shareholders. 63% of Group deferred variable compensation awards were awarded in shares in 2013 compared with 14% in 2012. For Markets 81% of deferred variable compensation awards were awarded in shares in 2013 compared with 18% in 2012.

Reconciliation of variable compensation awards to income statement charge	2013	2012
	£m	£m

Variable compensation awarded	576	679
Less: deferral of charge for amounts awarded for current year	(245)	(262)

Income statement charge for amounts awarded in current year	331	417

Add: current year charge for amounts deferred from prior years	294	355
Less: forfeiture of amounts deferred from prior years	(37)	(56)

Income statement charge for amounts deferred from prior year	257	299

Income statement charge for variable compensation (3)	588	716

Notes

3. Analysis of income, expenses and impairment losses (continued)

	Actual		Expected
Year in which income statement charge is expected to be taken for deferred variable compensation				2015
	2012	2013	2014	and beyond
	£m	£m	£m	£m

Variable compensation deferred from 2011 and earlier	414	105	5	-
Variable compensation deferred from 2012	-	199	39	24
Clawback of variable compensation	(59)	(10)	(3)	-
Less: Forfeiture of amounts deferred from prior years	(56)	(37)	-	-
Variable compensation for 2013 deferred	-	-	170	76

	299	257	211	100

Notes:

(1)	The tables above relate to continuing businesses only. There are no amounts relating to discontinued businesses in 2013 (2012 - £24 million).
(2)	Cash payments to all employees are limited to £2,000.
(3)	Excludes other performance related compensation.
(4)	Reported operating profit excluding the impact of RCR and before variable compensation expense and one-off and other items.

4. Pensions
	2013	2012*
Pension costs	£m	£m

Defined benefit schemes	510	487
Defined contribution schemes	76	29

Pension costs - continuing operations	586	516

	2013	2012*
Net pension deficit	£m	£m

At 1 January	3,740	2,051
Currency translation and other adjustments	13	(12)
Income statement
Pension costs
- continuing operations	510	487
- discontinued operations	-	30
Net actuarial (gains)/losses	(446)	2,158
Contributions by employer	(821)	(977)
Transfer to disposal groups	-	3

At 31 December	2,996	3,740

Net assets of schemes in surplus	(214)	(144)
Net liabilities of schemes in deficit	3,210	3,884

* Restated - see page 93.

The Group and the Trustees of The Royal Bank of Scotland Group Pension Fund agreed the funding valuation as at 31 March 2010 during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group agreed to pay additional contributions each year over the period 2011 to 2018. Contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual benefits.

A funding valuation as at 31 March 2013 is currently in progress and is expected to be concluded by 30 June 2014.

Notes

5. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £8,412 million (year ended 31 December 2012 - £5,315 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2013 from £21,250 million to £25,216 million and the movements thereon were:

	Year ended
	31 December 2013			31 December 2012
		Non-			Non-	RFS
	Core	Core	Total	Core	Core	MI	Total
	£m	£m	£m	£m	£m	£m	£m

At beginning of period	10,062	11,188	21,250	8,414	11,469	-	19,883
Transfers (to)/from disposal groups	(9)	-	(9)	764	-	-	764
Currency translation and other adjustments	81	40	121	53	(363)	-	(310)
Disposals	-	(77)	(77)	-	(1)	(4)	(5)
Amounts written-off	(2,490)	(1,856)	(4,346)	(2,145)	(2,121)	-	(4,266)
Recoveries of amounts previously written-off	168	88	256	211	130	-	341
Charge to income statement
- continuing operations	3,766	4,646	8,412	2,995	2,320	-	5,315
- discontinued operations	-	-	-	-	-	4	4
Unwind of discount (recognised in interest income)	(201)	(190)	(391)	(230)	(246)	-	(476)

At end of period	11,377	13,839	25,216	10,062	11,188	-	21,250

	Quarter ended
	31 December 2013			30 September 2013			31 December 2012
		Non-			Non-			Non-	RFS
	Core	Core	Total	Core	Core	Total	Core	Core	MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	10,101	11,320	21,421	10,358	11,395	21,753	9,203	11,115	-	20,318
Transfers (to)/from disposal groups	(9)	-	(9)	-	-	-	764	-	-	764
Currency translation and other adjustments	(28)	(90)	(118)	(98)	(211)	(309)	57	139	-	196
Disposals	-	-	-	-	(77)	(77)	-	(1)	(4)	(5)
Amounts written-off	(607)	(586)	(1,193)	(728)	(302)	(1,030)	(688)	(733)	-	(1,421)
Recoveries of amounts previously written-off	38	27	65	40	30	70	50	46	-	96
Charge to income statement
- continuing operations	1,924	3,207	5,131	584	536	1,120	729	673	-	1,402
- discontinued operations	-	-	-	-	-	-	-	-	4	4
Unwind of discount
(recognised in interest income)	(42)	(39)	(81)	(55)	(51)	(106)	(53)	(51)	-	(104)

At end of period	11,377	13,839	25,216	10,101	11,320	21,421	10,062	11,188	-	21,250

Provisions at 31 December 2013 include £63 million in respect of loans and advances to banks (30 September 2013 - £69 million; 31 December 2012 - £114 million).

The tables above exclude impairments relating to securities.

Notes

6. Tax
The actual tax charge differs from the expected tax credit computed by applying the standard UK corporation tax rate of 23.25% (2012 - 24.5%).

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Loss before tax	(8,243)	(5,277)	(8,983)	(634)	(2,227)

Expected tax credit	1,916	1,293	2,088	147	546
Losses in year where no deferred tax
asset recognised	(879)	(511)	(688)	(75)	(129)
Foreign profits taxed at other rates	(196)	(383)	(44)	(32)	(77)
UK tax rate change impact	(313)	(149)	(116)	(197)	(14)
Unrecognised timing differences	(8)	59	(6)	10	42
Non-deductible goodwill impairment	(247)	-	(247)	-	-
Items not allowed for tax
- losses on disposals and write-downs	(20)	(49)	(15)	(5)	(41)
- UK bank levy	(47)	(43)	(6)	(12)	10
- regulatory and legal actions	(144)	(93)	(54)	-	(93)
- employee share schemes	(11)	(9)	10	(7)	35
- other disallowable items	(202)	(246)	(99)	(21)	(133)
Non-taxable items
- gain on sale of RBS Aviation Capital	-	26	-	-	(1)
- gain on sale of Global Merchant Services	37	-	37	-	-
- other non-taxable items	171	104	56	29	60
Taxable foreign exchange movements	(25)	(1)	(11)	(12)	-
Losses brought forward and utilised	36	2	13	(4)	(10)
Reduction in carrying value of deferred tax asset
in respect of losses in:
- UK	(701)	-	(701)	-	-
- Australia	-	(191)	-	-	(9)
- Ireland	-	(203)	-	-	(203)
Adjustments in respect of prior periods	251	(47)	160	98	(22)

Actual tax (charge)/credit	(382)	(441)	377	(81)	(39)

* Restated - see page 93.

The tax charge for the year ended 31 December 2013 reflects losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland), a reduction in the carrying value of the deferred tax asset in respect of UK losses and the effect of the reduction of 3% in the rate of UK corporation tax enacted in July 2013.

The Group has recognised a deferred tax asset at 31 December 2013 of £3,478 million (30 September 2013 - £3,022 million; 31 December 2012 - £3,443 million) and a deferred tax liability as at 31 December 2013 of £507 million (30 September 2013 - £514 million; 31 December 2012 - £1,141 million). These balances include £2,411 million (30 September 2013 - £2,578 million; 31 December 2012 - £3,072 million) relating to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 December 2013 and concluded that it is recoverable based on future profit projections.

Notes

7. Profit/(loss) attributable to non-controlling interests

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	(3)	3	(2)	1	1
RFS Holdings BV Consortium Members	113	(30)	(5)	5	1
Direct Line Group	19	(125)	-	-	(125)
Other	(9)	16	4	-	15

Profit/(loss) attributable to non-controlling interests	120	(136)	(3)	6	(108)

* Restated - see page 93.

8. Dividends
Dividends paid to preference shareholders and paid-in equity holders are as follows:

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	226	153	41	69	43
Non-cumulative preference shares of €0.01	121	115	57	29	55
Non-cumulative preference shares of £1	2	5	1	-	1

Paid-in equity holders
Interest on securities classified as equity, net of tax	49	28	15	4	16

	398	301	114	102	115

* Restated - see page 93.

The Group has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBSG and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

In the context of prior macro-prudential policy discussions, the Board of RBSG decided to partially neutralise any impact on Core Tier 1 capital of coupon and dividend payments in respect of 2013 Group hybrid capital instruments through an equity issuance of c.£300 million. During the year, approximately £255 million was raised through the issue of new ordinary shares and a further £44 million was raised through the sale of surplus shares held by the Group's Employee Benefit Trust.

For 2014, the Board of RBSG has decided to continue partially neutralising the Core Tier 1 impact of Group hybrid capital instruments. It is expected that £300 million of new equity will be issued during the course of 2014 to achieve this aim.

Notes

9. Earnings per ordinary and equivalent B share
Earnings per ordinary and equivalent B share (1) have been calculated based on the following:

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*

Earnings
Loss from continuing operations attributable
to ordinary and equivalent B shareholders (£m)	(9,106)	(5,995)	(8,706)	(825)	(2,393)
Profit/(loss) from discontinued operations attributable
to ordinary and equivalent B shareholders (£m)	111	(60)	4	(3)	(225)

Loss attributable to ordinary and equivalent B shareholders (£m)	(8,995)	(6,055)	(8,702)	(828)	(2,618)

Ordinary shares outstanding during the period (millions)	6,096	5,902	6,156	6,123	6,003
Equivalent B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary
shares and equivalent B shares
outstanding during the period (millions)	11,196	11,002	11,256	11,223	11,103

Basic (loss)/earnings per ordinary and equivalent B
share from continuing operations	(81.3p)	(54.5p)	(77.3p)	(7.4p)	(21.6p)
Own credit adjustments	1.0p	32.5p	-	3.5p	1.1p
Payment Protection Insurance costs	6.2p	7.8p	3.1p	1.7p	3.1p
Interest Rate Hedging Products redress and related
costs	3.8p	4.9p	3.4p	-	4.9p
Regulatory fines	15.1p	3.5p	11.1p	0.5p	3.4p
Integration and restructuring costs	4.6p	10.1p	1.2p	1.4p	4.1p
(Gain)/loss on redemption of own debt	(1.7p)	(3.2p)	0.2p	(0.1p)	-
Write-down of goodwill	9.4p	0.1p	9.4p	-	0.1p
Asset Protection Scheme	-	0.3p	-	-	-
Amortisation of purchased intangible assets	1.1p	1.2p	0.3p	0.3p	0.2p
Strategic disposals	(1.4p)	(1.0p)	(1.5p)	0.1p	0.2p
Bank levy	1.8p	1.6p	1.8p	-	1.6p
Write-down of other intangible assets	3.1p	1.0p	3.1p	-	1.0p

Adjusted (loss)/earnings per ordinary and equivalent
B share from continuing operations (1)	(38.3p)	4.3p	(45.2p)	-	(1.9p)

Basic and diluted loss per ordinary and equivalent B
share from continuing and discontinuing operations	(80.3p)	(55.0p)	(77.3p)	(7.4p)	(23.6p)

Restated - see page 93.

Note:

(1)	Adjusted earnings per ordinary and equivalent B share excludes the participation rights of the dividend access share.

Notes

10. Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions. The divisional income statements on pages 37 to 81 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

The ceding of control which resulted from the partial disposal of the Group's shareholding in Direct Line Group (DLG) has resulted in the Group no longer treating DLG as an operating segment. Comparative data for 2012 have been restated.

	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Year ended 31 December 2013	£m	£m	£m	£m	£m	£m

UK Retail	3,979	958	4,937	(2,670)	(324)	1,943
UK Corporate	2,874	1,593	4,467	(2,219)	(1,188)	1,060
Wealth	674	419	1,093	(843)	(29)	221
International Banking	713	1,135	1,848	(1,340)	(229)	279
Ulster Bank	631	240	871	(554)	(1,774)	(1,457)
US Retail & Commercial	1,916	1,073	2,989	(2,186)	(156)	647
Markets (1)	157	3,165	3,322	(2,610)	(92)	620
Central items	147	114	261	(286)	(64)	(89)

Core	11,091	8,697	19,788	(12,708)	(3,856)	3,224
Non-Core (2)	(99)	(247)	(346)	(605)	(4,576)	(5,527)

Managed basis	10,992	8,450	19,442	(13,313)	(8,432)	(2,303)
Reconciling items
Own credit adjustments (3)	-	(120)	(120)	-	-	(120)
Payment Protection Insurance costs	-	-	-	(900)	-	(900)
Interest Rate Hedging Products
redress and related costs	-	-	-	(550)	-	(550)
Regulatory and legal actions	-	-	-	(2,394)	-	(2,394)
Integration and restructuring costs	-	-	-	(656)	-	(656)
Gain on redemption of own debt	-	175	175	-	-	175
Write-down of goodwill	-	-	-	(1,059)	-	(1,059)
Amortisation of purchased intangible assets	-	-	-	(153)	-	(153)
Strategic disposals	-	161	161	-	-	161
Bank levy	-	-	-	(200)	-	(200)
Write-down of other intangible assets	-	-	-	(344)	-	(344)
RFS Holdings minority interest	(11)	110	99	1	-	100

Statutory basis	10,981	8,776	19,757	(19,568)	(8,432)	(8,243)

Notes:

(1)	Reallocation of £2 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Reallocation of £38 million between net interest income and non-interest income in respect of funding costs of rental assets, £35 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £3 million.

(3)	Comprises £35 million gain included in 'Income from trading activities' and £155 million loss included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Year ended 31 December 2012	£m	£m	£m	£m	£m	£m

UK Retail	3,990	979	4,969	(2,549)	(529)	1,891
UK Corporate	2,974	1,749	4,723	(2,089)	(838)	1,796
Wealth	720	450	1,170	(881)	(46)	243
International Banking (1)	913	1,209	2,122	(1,417)	(111)	594
Ulster Bank	649	196	845	(521)	(1,364)	(1,040)
US Retail & Commercial	1,932	1,159	3,091	(2,246)	(91)	754
Markets (2)	111	4,372	4,483	(2,937)	(37)	1,509
Central items	(116)	510	394	(270)	(40)	84

Core	11,173	10,624	21,797	(12,910)	(3,056)	5,831
Non-Core (3)	244	44	288	(944)	(2,223)	(2,879)

Managed basis	11,417	10,668	22,085	(13,854)	(5,279)	2,952
Reconciling items
Own credit adjustments (4)	-	(4,649)	(4,649)	-	-	(4,649)
Payment Protection Insurance costs	-	-	-	(1,110)	-	(1,110)
Interest Rate Hedging Products redress and
related costs	-	-	-	(700)	-	(700)
Regulatory and legal actions	-	-	-	(381)	-	(381)
Integration and restructuring costs	-	-	-	(1,415)	-	(1,415)
Gain on redemption of own debt	-	454	454	-	-	454
Write-down of goodwill	-	-	-	(18)	-	(18)
Asset Protection Scheme (5)	-	(44)	(44)	-	-	(44)
Amortisation of purchased intangible assets	-	-	-	(178)	-	(178)
Strategic disposals	-	113	113	-	-	113
Bank levy	-	-	-	(175)	-	(175)
Write-down of other intangible assets	-	-	-	(106)	-	(106)
RFS Holdings minority interest	(15)	(3)	(18)	(2)	-	(20)

Statutory basis	11,402	6,539	17,941	(17,939)	(5,279)	(5,277)

Notes:

(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £2 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Reallocation of £102 million between net interest income and non-interest income in respect of funding costs of rental assets, £115 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £13 million.

(4)	Comprises £1,813 million loss included in 'Income from trading activities' and £2,836 million loss included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes

10. Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Quarter ended 31 December 2013	£m	£m	£m	£m	£m	£m

UK Retail	1,014	253	1,267	(722)	(73)	472
UK Corporate	728	401	1,129	(585)	(659)	(115)
Wealth	174	103	277	(207)	(21)	49
International Banking	173	271	444	(337)	(47)	60
Ulster Bank	169	38	207	(136)	(1,067)	(996)
US Retail & Commercial	479	240	719	(531)	(46)	142
Markets (1)	61	565	626	(553)	(34)	39
Central items	7	(143)	(136)	(37)	(1)	(174)

Core	2,805	1,728	4,533	(3,108)	(1,948)	(523)
Non-Core (2)	(38)	(555)	(593)	(139)	(3,164)	(3,896)

Managed basis	2,767	1,173	3,940	(3,247)	(5,112)	(4,419)
Reconciling items
Payment Protection Insurance costs	-	-	-	(465)	-	(465)
Interest Rate Hedging Products redress and related costs	-	-	-	(500)	-	(500)
Regulatory and legal actions	-	-	-	(1,910)	-	(1,910)
Amortisation of purchased intangible assets	-	-	-	(35)	-	(35)
Integration and restructuring costs	-	-	-	(180)	-	(180)
Gain on redemption of own debt	-	(29)	(29)	-	-	(29)
Write-down of goodwill and other intangible assets	-	-	-	(1,059)	-	(1,059)
Strategic disposals	-	168	168	-	-	168
Bank levy	-	-	-	(200)	-	(200)
Write-down of other intangible assets	-	-	-	(344)	-	(344)
RFS Holdings minority interest	(3)	(7)	(10)	-	-	(10)

Statutory basis	2,764	1,305	4,069	(7,940)	(5,112)	(8,983)

Notes:

(1)	Reallocation of £1 million between net interest income and non-interest income to record interest in financial assets and liabilities designated as fair value through profit or loss.
(2)
Reallocation of £8 million between net interest income and non-interest income in respect of funding costs of rental assets, £7 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

Notes

10. Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Quarter ended 30 September 2013	£m	£m	£m	£m	£m	£m

UK Retail	1,013	254	1,267	(668)	(82)	517
UK Corporate	725	387	1,112	(540)	(150)	422
Wealth	169	102	271	(210)	(1)	60
International Banking	166	288	454	(343)	(28)	83
Ulster Bank	154	60	214	(142)	(204)	(132)
US Retail & Commercial	493	263	756	(555)	(59)	142
Markets	41	793	834	(625)	1	210
Central items	65	40	105	(58)	(66)	(19)

Core	2,826	2,187	5,013	(3,141)	(589)	1,283
Non-Core (1)	(43)	(76)	(119)	(145)	(581)	(845)

Managed basis	2,783	2,111	4,894	(3,286)	(1,170)	438
Reconciling items
Own credit adjustments (2)	-	(496)	(496)	-	-	(496)
Payment Protection Insurance costs	-	-	-	(250)	-	(250)
Regulatory and legal actions	-	-	-	(99)	-	(99)
Amortisation of purchased intangible assets	-	-	-	(39)	-	(39)
Integration and restructuring costs	-	-	-	(205)	-	(205)
Gain on redemption of own debt	-	13	13	-	-	13
Strategic disposals	-	(7)	(7)	-	-	(7)
RFS Holdings minority interest	(3)	15	12	(1)	-	11

Statutory basis	2,780	1,636	4,416	(3,880)	(1,170)	(634)

Notes:

(1)
Reallocation of £10 million between net interest income and non-interest income in respect of funding costs of rental assets, £9 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(2)	Comprises £155 million loss included in 'Income from trading activities' and £341 million loss included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Quarter ended 31 December 2012	£m	£m	£m	£m	£m	£m

UK Retail	1,011	219	1,230	(624)	(93)	513
UK Corporate	717	456	1,173	(515)	(234)	424
Wealth	178	107	285	(193)	(16)	76
International Banking	201	283	484	(292)	(37)	155
Ulster Bank	161	51	212	(137)	(318)	(243)
US Retail & Commercial	465	275	740	(517)	(23)	200
Markets (1)	49	592	641	(480)	(22)	139
Central items	(59)	168	109	17	(8)	118

Core	2,723	2,151	4,874	(2,741)	(751)	1,382
Non-Core (2)	53	(85)	(32)	(207)	(703)	(942)

Managed basis	2,776	2,066	4,842	(2,948)	(1,454)	440
Reconciling items
Own credit adjustments (3)	-	(220)	(220)	-	-	(220)
Payment Protection Insurance costs	-	-	-	(450)	-	(450)
Interest Rate Hedging Products redress and related costs	-	-	-	(700)	-	(700)
Regulatory and legal actions	-	-	-	(381)	-	(381)
Amortisation of purchased intangible assets	-	-	-	(32)	-	(32)
Integration and restructuring costs	-	-	-	(567)	-	(567)
Write-down of goodwill	-	-	-	(18)	-	(18)
Strategic disposals	-	(16)	(16)	-	-	(16)
Bank Levy	-	-	-	(175)	-	(175)
Write-down of other intangible assets	-	-	-	(106)	-	(106)
RFS Holdings minority interest	(3)	-	(3)	1	-	(2)

Statutory basis	2,773	1,830	4,603	(5,376)	(1,454)	(2,227)

Notes:

(1)	Reallocation of £3 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Reallocation of £6 million between net interest income and non-interest income in respect of funding costs of rental assets, £12 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £6 million.

(3)	Comprises £98 million loss included in 'Income from trading activities' and £112 million loss included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)

Total assets by division
	31 December	30 September	31 December
	2013	2013	2012
Total assets	£m	£m	£m

UK Retail	117,577	117,020	117,411
UK Corporate	104,985	106,995	110,158
Wealth	21,101	21,046	21,484
International Banking	48,526	53,276	53,091
Ulster Bank	28,170	29,395	30,754
US Retail & Commercial	71,738	71,911	72,902
Markets	495,106	564,457	714,303
Central items	108,569	123,345	115,239

Core	995,772	1,087,445	1,235,342
Non-Core	31,197	41,065	63,418

	1,026,969	1,128,510	1,298,760
Reconciling items
Direct Line Group	-	-	12,697
RFS Holdings minority interest	909	926	838

	1,027,878	1,129,436	1,312,295

Notes

11. Financial instruments

Classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	HFT (1)	DFV (2)		AFS (4)	LAR (5)	Other			Total
						financial		Non
						instruments		financial
						(amortised	Finance	assets/
			HD (3)			cost)	leases	liabilities
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	82,659				82,659
Loans and advances to banks
- reverse repos	25,795	-		-	721				26,516
- other	9,952	-		-	17,603				27,555
Loans and advances to customers
- reverse repos	49,897	-		-	-				49,897
- other	19,170	49		-	364,772		6,834		390,825
Debt securities	56,582	122		53,107	3,788				113,599
Equity shares	7,199	400		1,212	-				8,811
Settlement balances	-	-		-	5,591				5,591
Derivatives	283,508		4,531						288,039
Intangible assets								12,368	12,368
Property, plant and equipment								7,909	7,909
Deferred tax								3,478	3,478
Prepayments, accrued income and
other assets	-	-		-	-			7,614	7,614
Assets of disposal groups								3,017	3,017

	452,103	571	4,531	54,319	475,134		6,834	34,386	1,027,878

Liabilities
Deposits by banks
- repos	23,127	-				5,523			28,650
- other	19,764	-				15,565			35,329
Customer accounts
- repos	52,300	-				4,184			56,484
- other	10,236	5,862				398,298			414,396
Debt securities in issue	8,560	15,848				43,411			67,819
Settlement balances	-	-				5,313			5,313
Short positions	28,022	-							28,022
Derivatives	281,299		4,227						285,526
Accruals, deferred income and
other liabilities	-	-				1,764	19	14,234	16,017
Retirement benefit liabilities								3,210	3,210
Deferred tax								507	507
Subordinated liabilities	-	868				23,144			24,012
Liabilities of disposal groups								3,378	3,378

	423,308	22,578	4,227			497,202	19	21,329	968,663

Equity									59,215

									1,027,878

For the notes to this table refer to the following page.

Notes

11. Financial instruments: Classification (continued)
	HFT (1)	DFV (2)		AFS (4)	LAR (5)	Other			Total
						financial		Non
						instruments		financial
						(amortised	Finance	assets/
			HD (3)			cost)	leases	liabilities
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	79,290				79,290
Loans and advances to banks
- reverse repos	33,394	-		-	1,389				34,783
- other	13,265	-		-	15,903				29,168
Loans and advances to customers
- reverse repos	70,025	-		-	22				70,047
- other	24,841	189		-	397,824		7,234		430,088
Debt securities	78,340	873		73,737	4,488				157,438
Equity shares	13,329	533		1,370					15,232
Settlement balances	-	-		-	5,741				5,741
Derivatives	433,264		8,639						441,903
Intangible assets								13,545	13,545
Property, plant and equipment								9,784	9,784
Deferred tax								3,443	3,443
Prepayments, accrued income and
other assets	-	-		-	-			7,820	7,820
Assets of disposal groups								14,013	14,013

	666,458	1,595	8,639	75,107	504,657		7,234	48,605	1,312,295

Liabilities
Deposits by banks
- repos	36,370	-				7,962			44,332
- other	30,571	-				26,502			57,073
Customer accounts
- repos	82,224	-				5,816			88,040
- other	12,077	6,323				414,839			433,239
Debt securities in issue	10,879	23,614				60,099			94,592
Settlement balances	-	-				5,878			5,878
Short positions	27,591	-							27,591
Derivatives	428,537		5,796						434,333
Accruals, deferred income and
other liabilities	-	-				1,684	12	13,105	14,801
Retirement benefit liabilities								3,884	3,884
Deferred tax								1,141	1,141
Subordinated liabilities	-	1,128				25,645			26,773
Liabilities of disposal groups								10,170	10,170

	628,249	31,065	5,796			548,425	12	28,300	1,241,847

Equity									70,448

									1,312,295

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Hedging derivatives.
(4)	Available-for-sale.
(5)	Loans and receivables.

There were no reclassifications in 2013 or 2012.

Notes

11. Financial instruments (continued)
A description of the Group's valuation methodologies is included the Group's 2013 Annual Report and Accounts.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The valuation framework used to determine the fair value of uncollateralised derivative exposures was refined during the year in line with market developments. The weightings applied to the expected losses and gains in the credit valuation adjustments (CVA) and own credit adjustments (OCA) calculations have been removed. Funding valuation adjustments (FVA) now reflect the counterparty contingent nature of the exposures. FVA is also now considered the primary adjustment applied to liabilities; the extent to which OCA and FVA overlap is eliminated from OCA. The following table shows CVA and other valuation reserves.

Credit valuation adjustments
Credit valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the counterparty credit risk inherent in derivative exposures.

	31 December	30 September	31 December
	2013	2013	2012
	£m	£m	£m

Credit valuation adjustments
- monoline insurers and credit derivative product companies (CDPC)	99	199	506
- other counterparties	1,667	1,790	2,308

	1,766	1,989	2,814

Other valuation reserves
- bid-offer	513	464	625
- funding valuation adjustment	424	355	475
- product and deal specific	745	759	763
- other	8	26	134

	1,690	1,604	1,997

Valuation reserves	3,456	3,593	4,811

The table below analyses CVA relating to other counterparties by rating and sector.
31 December
Ratings:	2013
£m

AAA	104
AA to AA+	13
A to AA-	168
BBB- to A-	446
Non-investment grade	936

1,667

Sector:
Banks	89
Other financial institutions	199
Corporate	1,126
Government	253

1,667

Notes

11. Financial instruments: Valuation reserves (continued)

Key points

•	Monoline insurers and CDPC: reduced exposures during the year, tighter credit spreads and exchange rate movements contributed to the decrease in CVA.

•
Other counterparties: the decrease in CVA during the year was driven by tighter credit spreads, reduction in exposure due to market movements together with realised default losses and reserve releases on certain exposures following restructuring. The net impact of updates to counterparty ratings and recovery rate assumptions also contributed to the decrease. This was partially offset by an increase in CVA due to methodology refinements.

•	The decrease in bid-offer reserves during the year reflects risk reduction.

•
Reduction in exposure due to market moves together with the impact of methodology refinements contributed to the decrease in FVA. This was partially offset by additional funding related reserves on uncollateralised derivatives in Q4 2013.

Own credit
The cumulative own credit adjustment (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities and derivative liabilities are set out below.

Cumulative OCA (CR)/ DR (1)				Subordinated
	Debt securities in issue (2)			liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total (3)
	£m	£m	£m	£m	£m	£m	£m

31 December 2013	(467)	(33)	(500)	256	(244)	96	(148)
30 September 2013	(548)	(42)	(590)	295	(295)	95	(200)
31 December 2012	(648)	56	(592)	362	(230)	259	29

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 December 2013	8.6	15.8	24.4	0.9	25.3
30 September 2013	9.4	17.4	26.8	0.9	27.7
31 December 2012	10.9	23.6	34.5	1.1	35.6

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

•	The cumulative OCA decreased during the year due to tightening of RBS credit spreads.

•
Senior issued debt OCA is determined by reference to secondary debt issuance spreads. The five year spread tightened to 92 basis points (30 September 2013 - 83 basis points; 31 December 2012 - 102 basis points). As senior debt classified as DFV includes greater proportion of longer term debt, the impact of spread tightening and discounting is more significant, resulting in a credit balance at 31 December 2013.

•	The cumulative OCA relating to derivatives decreased during the year due to tightening of RBS CDS spreads and the net impact of methodology refinements.

Notes

11. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy
Control environment, valuation techniques, inputs to valuation models and discussion on level 3 sensitivities related to all financial instruments measured at fair value on a recurring basis are included in the Group's 2013 Annual Report and Accounts. There have been no material changes to valuation or levelling approaches in 2013.

The tables below show financial instruments carried at fair value on the Group's balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
31 December 2013	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances to banks	-	35.5	0.3	35.8	30	(10)
Loans and advances to customers	-	68.9	0.2	69.1	20	(30)
Debt securities	58.0	49.7	2.1	109.8	160	(100)
Equity shares	7.0	1.1	0.7	8.8	120	(110)
Derivatives	0.1	284.4	3.5	288.0	390	(250)

	65.1	439.6	6.8	511.5	720	(500)

Proportion	12.7%	86.0%	1.3%	100.0%

Of which
Core	64.9	436.2	4.9	506.0
Non-Core	0.2	3.4	1.9	5.5

	65.1	439.6	6.8	511.5

31 December 2012

Assets
Loans and advances to banks	-	46.3	0.4	46.7	50	(30)
Loans and advances to customers	-	94.4	0.6	95.0	90	(40)
Debt securities	83.6	64.6	4.8	153.0	370	(190)
Equity shares	13.1	1.3	0.8	15.2	60	(100)
Derivatives	0.1	438.0	3.8	441.9	430	(350)

	96.8	644.6	10.4	751.8	1,000	(710)

Proportion	12.9%	85.7%	1.4%	100.0%

Of which
Core	96.4	637.3	5.6	739.3
Non-Core	0.4	7.3	4.8	12.5

	96.8	644.6	10.4	751.8

Notes

11. Financial instruments: Valuation hierarchy (continued)

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
31 December 2013	£bn	£bn	£bn	£bn	£m	£m

Liabilities
Deposits by banks	-	42.8	0.1	42.9	10	-
Customer accounts	-	68.2	0.2	68.4	-	(10)
Debt securities in issue	-	23.1	1.3	24.4	50	(70)
Short positions	23.9	4.1	-	28.0	-	-
Derivatives	0.1	282.4	3.0	285.5	130	(120)
Subordinated liabilities	-	0.9	-	0.9	-	-

	24.0	421.5	4.6	450.1	190	(200)

Proportion	5.3%	93.7%	1.0%	100.0%

Of which
Core	24.0	420.1	4.5	448.6
Non-Core	-	1.4	0.1	1.5

	24.0	421.5	4.6	450.1

31 December 2012

Liabilities
Deposits by banks	-	66.9	0.1	67.0	-	(20)
Customer accounts	-	100.5	0.1	100.6	30	(30)
Debt securities in issue	-	33.1	1.4	34.5	60	(70)
Short positions	23.6	4.0	-	27.6	-	-
Derivatives	0.1	430.9	3.3	434.3	140	(150)
Subordinated liabilities	-	1.1	-	1.1	-	-

	23.7	636.5	4.9	665.1	230	(270)

Proportion	3.6%	95.7%	0.7%	100.0%

Of which
Core	23.7	634.4	4.7	662.8
Non-Core	-	2.1	0.2	2.3

	23.7	636.5	4.9	665.1

Notes

11. Financial instruments (continued)

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	31 December 2013		31 December 2012
	Carrying		Carrying
	value	Fair value	value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Cash and balances at central banks	82.7	82.7	79.3	79.3
Loans and advances to banks	18.3	18.3	17.3	17.3
Loans and advances to customers	371.6	360.0	405.1	385.4
Debt securities	3.8	3.2	4.5	4.0
Settlement balances	5.6	5.6	5.7	5.7

Financial liabilities
Deposits by banks	21.1	21.1	34.5	34.5
Customer accounts	402.5	402.7	420.7	421.0
Debt securities in issue	43.4	44.7	60.1	59.8
Settlement balances	5.3	5.3	5.9	5.9
Notes in circulation	1.8	1.8	1.7	1.7
Subordinated liabilities	23.1	22.5	25.6	24.3

Fair value of financial instruments not carried at fair value
The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at this measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For certain short-term financial instruments: cash and balances at central banks (£82.7 billion), items in the course of collection from other banks (£1.5 billion), settlement balances (financial assets: £5.6 billion; financial liabilities: £5.3 billion), items in the course of transmission to other banks (£0.8 billion), customer demand deposits (£268.7 billion) and notes in circulation (£1.8 billion), fair value approximates to carrying value.

Notes

12. Contingent liabilities and commitments

	31 December 2013			30 September 2013			31 December 2012
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged
as collateral security	19,563	616	20,179	20,650	727	21,377	18,251	913	19,164
Other	5,893	98	5,991	6,699	96	6,795	10,628	69	10,697

	25,456	714	26,170	27,349	823	28,172	28,879	982	29,861

Commitments
Undrawn formal standby facilities,
credit lines and other commitments
to lend	210,766	2,280	213,046	209,138	2,640	211,778	209,892	5,916	215,808
Other	2,793	-	2,793	2,577	1	2,578	1,971	5	1,976

	213,559	2,280	215,839	211,715	2,641	214,356	211,863	5,921	217,784

Contingent liabilities and
commitments	239,015	2,994	242,009	239,064	3,464	242,528	240,742	6,903	247,645

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

13. Litigation, investigations and reviews
Arising out of their normal business operations, the Group and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the United States and other jurisdictions.

The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which the Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2013 (see Note 3). The litigation provision reflects in large part the £1.9 billion provision taken in the last quarter of 2013 primarily related to mortgage-backed securities and securities related litigation and investigations. The future outflow of resources in respect of any matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater than or less than the aggregate provision that the Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

Notes

13. Litigation, investigations and reviews (continued)
There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are material individually or in aggregate.

Litigation

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. In September 2012, the Court dismissed the Preferred Shares litigation with prejudice. On 25 September 2013, the United States Court of Appeals for the Second Circuit (Second Circuit Court of Appeals) affirmed the lower Court's dismissal of the litigation. The deadline for plaintiffs to appeal from the Second Circuit Court of Appeals to the United States Supreme Court has expired.

With respect to the ADR claims, a consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. On 5 August 2013, the Court denied the plaintiffs' motions for reconsideration and for leave to re-plead their case. The plaintiffs have appealed the dismissal of this case to the Second Circuit Court of Appeals, and that appeal is in the process of being briefed by the parties.

Notes

13. Litigation, investigations and reviews (continued)
Additionally, between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The Group's defence to the claims was filed on 13 December 2013.

Other securitisation and securities related litigation in the United States
Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$67 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies remain as defendants in more than 40 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are four cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$10.5 billion were outstanding at 31 December 2013 with cumulative losses of approximately US$0.9 billion (being the loss of principal value suffered by security holders). On 30 September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case. Discovery is ongoing.

The other three FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Two of these cases are part of a coordinated proceeding in the United States District Court for the Southern District of New York in which discovery is underway. The third case (the Countrywide matter) is pending in the United States District Court for the Central District of California. Two other FHFA lawsuits (against JP Morgan and Morgan Stanley) in which RBS Securities Inc. was an underwriter defendant have been settled without any contribution from RBS Securities Inc.

Other MBS lawsuits against Group companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union) and six cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

Notes

13. Litigation, investigations and reviews (continued)
The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. and In re IndyMac Mortgage-Backed Securities Litigation. A third MBS class action, New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al., has been settled in principle for US$275 million subject to documentation and court approval. There is a provision that fully covers the settlement amount. The case relates to more than US$15 billion of the issued MBS that are the subject of MBS claims pending against Group companies. The outcome in this case should not be seen as indicative of how other MBS lawsuits may be resolved.

RBS Securities Inc. was also a defendant in Luther v. Countrywide Financial Corp. et al. and related class action cases (the "Luther Litigation"). On 5 December 2013, the court granted final approval of a US$500 million settlement of plaintiffs' claims to be paid by Countrywide without contribution from RBS Securities Inc. Several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. On 29 March 2013, the Court dismissed plaintiffs' antitrust claims, claims under RICO (Racketeer Influenced and Corrupt Organizations Act), and certain state law claims, but declined to dismiss certain other claims. Discovery is stayed. Over 35 other USD LIBOR-related actions involving RBS have been stayed pending further order from the Court.

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action") and (ii) Euribor (the "Euribor action"), both of which are pending in the United States District Court for the Southern District of New York.

Notes

13. Litigation, investigations and reviews (continued)
Details of LIBOR investigations and their outcomes affecting the Group are set out under 'Investigations and reviews' on page 123.

Credit Default Swap Antitrust Litigation
Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.

FX antitrust litigation
Certain members of the Group, as well as a number of other financial institutions, have been named as defendants in multiple antitrust class action complaints filed in the United States District Court for the Southern District of New York since November 2013. The plaintiffs generally allege that the defendants violated the U.S. antitrust laws, state statutes, and the common law by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly 'knew or should have known of Madoff's possible fraud'. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff's estate. A further claim, for US$21.8 million, was filed in October 2011.

Thornburg adversary proceeding
RBS Securities Inc. and certain other Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers.

Complex Systems
RBS N.V. is a defendant in an action pending in the United States District Court for the Southern District of New York filed by Complex Systems, Inc (CSI). The plaintiff alleges that RBS N.V. has since late 2007 been using the plaintiff's back-office trade finance processing software without a valid licence, in violation of the US Copyright Act. On 17 October 2013, the Court granted summary judgment to CSI on the issue of liability. The plaintiff was seeking in excess of US$300 million in alleged profits that the plaintiff claimed was attributable to RBS N.V.'s use of the disputed software, but on 8 November 2013, the Court barred the plaintiff from recovering any such profits although the plaintiff continues to seek actual damages of an unspecified amount. On 25 October 2013, the plaintiff filed a motion for a permanent injunction against RBS N.V.'s further use of the software, and a hearing on that motion, which RBS N.V. opposes, has been scheduled for 14 March 2014.

Notes

13. Litigation, investigations and reviews (continued)

CPDO Litigation
CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case. It held that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. has appealed this decision and the appeal is due to be heard in March 2014. The judgment may potentially have significance to the other claims served and to any future similar claims.

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The Group is co-operating fully with the investigations and reviews described below.

LIBOR, other trading rates and foreign exchange rates
On 6 February 2013, the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan's Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR. RBS Securities Japan Limited is taking steps to address the issues raised in compliance with that order. In June 2013, RBS was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011. RBS was ordered at that time to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to formulate a remediation plan. RBS has submitted its remediation plan to the MAS.

Notes

13. Litigation, investigations and reviews (continued)
The Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, ISDAFIX and non-deliverable forwards. The Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

In December 2013, the Group agreed to pay settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In addition, various governmental and regulatory authorities have commenced investigations into foreign exchange trading activities apparently involving multiple financial institutions. The Group has received enquiries from certain of these authorities including the FCA. The Group is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading activity. At this stage, the Group cannot estimate reliably what effect, if any, the outcome of the investigation may have on the Group.

Technology incident in June 2012
On 19 June 2012, the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group agreed to reimburse customers for any loss suffered as a result of the incident and the Group made a provision of £175 million in 2012.

The incident, the Group's handling of the incident, and the systems and controls surrounding the processes affected, are the subject of regulatory investigations in the UK and in the Republic of Ireland.

On 9 April 2013, the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. This is a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). The FCA and PRA will reach their conclusions in due course and will decide whether or not to initiate enforcement action following that investigation. While the outcomes of the FCA and PRA investigations will be separate, the regulators have indicated that they will endeavour to co-ordinate the timescales of their respective investigations. Separately the Central Bank of Ireland has initiated an investigation.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wished the Group and other UK banks to adhere in conducting the review and redress exercise.

Notes

13. Litigation, investigations and reviews (continued)
The Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients or private customers, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients or private customers who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients or private customers who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the Group and request a review.

The redress exercise and the past business review are being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FCA.

In addition to the redress exercise that is being overseen by the FCA, the Group is also dealing with a large number of active claims by customers who are eligible to be considered under the FCA redress programme as well as customers who are outside of such scope due to their sophistication. The Group is encouraging those customers that are eligible, to seek redress under the redress scheme overseen by the FCA. To the extent that claims are brought, the Group believes it has strong grounds for defending these claims.

The Group has decided to undertake a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland and to customers of RBS International.

The Group has made provisions totalling £1.25 billion to date for this matter, including £550 million in 2013, of which £0.2 billion has been utilised at 31 December 2013.

Retail banking
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The Group cannot predict the outcome of these actions at this stage.

FSA mystery shopping review
On 13 February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party remain under discussion. The Group cannot predict the outcome of this review at this stage.

Notes

13. Litigation, investigations and reviews (continued)

Card Protection Plan Limited
On 22 August 2013, the FCA announced that Card Protection Plan Limited ("CPP") and 13 banks and credit card issuers, including the Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. CPP has now written to affected policyholders to confirm the details of the proposed scheme, which requires approval by a policyholder vote and by the High Court of England and Wales. A creditors' meeting was held on 7 January 2014, at which the creditors voted in favour of the proposed scheme. The Group has made appropriate levels of provision based on its estimate of ultimate exposure.

Tomlinson Report
On 25 November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK government's Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the Group's Global Restructuring Group's treatment of SMEs. The Tomlinson Report has been passed to the PRA and FCA. On 29 November 2013, the FCA announced that an independent skilled person will be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. The Group will fully cooperate with the FCA in its investigation.

In response to the Tomlinson Report, the Bank has instructed Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the Group's Global Restructuring Group was alleged to be culpable of systemic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance is due to submit a report to the board by the end of the first quarter of 2014.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw (i.e. set to zero) the relevant cross-border MIF by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the Group intervening in the appeal proceedings. The General Court heard MasterCard's appeal in July 2011 and issued its judgment in May 2012, upholding the EC's original decision. MasterCard has appealed further to the Court of Justice and the Group has intervened in these appeal proceedings. The appeal hearing took place on 4 July 2013 and the Advocate General's (AG) opinion (which is a non binding opinion and provided to the Court in advance of its final decision) was published on 30 January 2014. The AG opinion proposes that the Court should dismiss MasterCard's appeal. The Court's decision is awaited. MasterCard negotiated interim cross border MIF levels to apply for the duration of the General Court proceedings. These MIF levels remain in place during the appeal before the Court of Justice.

On 9 April 2013, the EC announced it was opening a new investigation into interbank fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

Notes

13. Litigation, investigations and reviews (continued)
In March 2008, the EC opened a formal inquiry into Visa's MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. In April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. That appeal is ongoing. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA. On 14 May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. The agreement has now been market tested and its final publication is awaited.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted by the end of 2014/early 2015 at the earliest. The draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards, to take place in two phases. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) has ongoing investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. The OFT has not made a finding of an infringement of competition law and has not issued a Statement of Objections to any party in connection with those investigations. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections in respect of these investigations (if at all) prior to the handing down of the judgment of the Court of Justice in the matter of MasterCard's appeal against the EC's 2007 infringement decision.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the Group's business in this sector.

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Notes

13. Litigation, investigations and reviews (continued)
The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way. The Group has made provisions totalling £3.1 billion to date for this matter, including £900 million in 2013, of which £2.2 billion has been utilised at 31 December 2013.

Personal current accounts / retail banking
In July 2008, the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government's Independent Commission on Banking (ICB).

Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover). The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands.

At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon the Group.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

Notes

13. Litigation, investigations and reviews (continued)
The OFT's PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognised at the time it published the report that a number of major developments were expected over the coming months including divestment of branches, improvements in account switching and assistance to customers to compare products and services. Therefore the OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

SME banking market study
The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. The OFT has been seeking views on the scope of the market study and on 27 September 2013 published an update paper setting out its proposed scope. The OFT expects to report on the market study in early 2014.

Credit default swaps (CDS) investigation
The Group is a party to the EC's antitrust investigation into the CDS information market. The Group is co-operating fully with the EC's investigation and in July 2013 received a Statement of Objections from the EC. The EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the Group cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

Securitisation and collateralised debt obligation business
In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and repurchase requests.

On 7 November 2013, the Group announced that it had settled with the US Securities and Exchange Commission ('the SEC') over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. The Group co-operated fully with the SEC throughout the investigation.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

Notes

13. Litigation, investigations and reviews (continued)
In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business. The investigation is ongoing and the Group continues to provide the requested information.

US mortgages - loan repurchase matters
The Group's Markets business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). Markets did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, Markets generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, Markets made such representations and warranties itself. Where Markets has given those or other representations and warranties (whether relating to underlying loans or otherwise), Markets may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, Markets may be able to assert claims against third parties who provided representations or warranties to Markets when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2013, Markets received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by Markets. However, repurchase demands presented to Markets are subject to challenge and rebuttal by Markets.

RBS Citizens Financial Group, Inc (RBS Citizens) has not been an issuer or underwriter of non-agency RMBS. However, RBS Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, RBS Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 31 December 2013, RBS Citizens received US$208 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to RBS Citizens are subject to challenge and rebuttal by RBS Citizens.

Although there has in recent times been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner or at all (including as a result of interventions by certain states and local governments), to date, RBS Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

Notes

13. Litigation, investigations and reviews (continued)
The Group cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group's net assets, operating results or cash flows in any particular period.

RBS Citizens consent orders
The activities of RBS Citizens' two US bank subsidiaries - RBS Citizens, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries' practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to bring their practices in conformity with applicable laws and regulations. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (the Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators' findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection programme, checking rewards programmes, and stop-payment process for pre-authorised recurring electronic fund transfers.

The Consent Orders require the bank subsidiaries to pay a total of US$10 million in civil monetary penalties, to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$8 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders.

In addition, RBS Citizens, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the Consent Order. Restitution plans have been prepared and submitted for approval, and RBS Citizens, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures and programmes related to its compliance risk management systems. In addition to the above, the bank subsidiaries could face further formal administrative enforcement actions from their federal supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to issues arising from other consumer products.

Notes

13. Litigation, investigations and reviews (continued)

Governance and risk management consent order
On 27 July 2011, the Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the Group's U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the Group's U.S. operations,
●	a plan to oversee compliance by the Group's U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,
●	a plan to improve the U.S. Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches' compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the Group's U.S. operations. The Group continues to test the effectiveness of the remediation efforts undertaken by the Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The Group's activities in the United States may be subject to significant limitations and/or conditions.

Notes

13. Litigation, investigations and reviews (continued)

US dollar processing consent order
The Group's operations include businesses outside the United States that are responsible for processing US dollar payments. On 11 December 2013 the Group and The Royal Bank of Scotland plc announced that they had reached a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to The Royal Bank of Scotland plc's historical compliance with US economic sanction regulations outside the US. In settlement with the above authorities, The Royal Bank of Scotland plc agreed to pay US$100 million in total, including US$50 million to the Fed, of which US$33 million was deemed to satisfy the OFAC penalty, and US$50 million to DFS.

As part of the settlement, the Group and The Royal Bank of Scotland plc entered into a consent Cease and Desist Order with the Fed (the Order) indicating, among other things, that: (a) the Group and The Royal Bank of Scotland plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations; (b) from at least 2005 to 2008, certain business lines within The Royal Bank of Scotland plc developed and implemented policies and procedures for processing U.S. dollar-denominated funds transfers through unaffiliated U.S. financial institutions involving parties subject to OFAC Regulations that omitted relevant information from payment messages necessary for the U.S. financial institutions to determine whether these transactions were carried out in a manner consistent with U.S. law; and (c) the Group continues to implement improvements in its oversight and compliance programme for activities involving offices outside the United States that impact the ability of U.S. financial institutions to comply with applicable OFAC sanctions. In the Order (which is publicly available), the Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme. The programme is to be submitted to the Federal Reserve Bank of Boston (Reserve Bank) for approval by 11 March 2014.

Sixty days after approval of the programme, the Group is to complete a global OFAC risk assessment and submit it to the Reserve Bank and the FCA. The Group also agreed in the Order to hire an independent consultant (subject to approval by the Reserve Bank and the FCA) to conduct an annual OFAC compliance review involving a review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments. The Order further requires the Group to submit quarterly written progress reports to the Reserve Bank detailing the form and manner of all actions taken to secure compliance with the Order. It was also announced that the US Department of Justice and the New York County District Attorney's Office had concluded their parallel criminal investigations and do not intend to take any action against The Royal Bank of Scotland plc.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. TheProgramme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ's investigations.

Notes

13. Litigation, investigations and reviews (continued)
Coutts & Co AG (Coutts), a member of the Group incorporated in Switzerland, has notified the DOJ that it intends to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme requires a detailed review of all US related accounts. The review is due to be completed and the results presented to the DOJ later in 2014.

14. Other developments

Rating agencies
Moody's Investors Service
On 5 November 2013, Moody's Investors Service ("Moody's") concluded a previous review for possible downgrade on the Group that had been initiated on 5 July 2013. The ratings of RBS Group plc and certain subsidiaries including RBS plc, National Westminster Bank Plc, RBS N.V., Ulster Bank Limited and Ulster Bank Ireland Limited were confirmed as unchanged. The conclusion of this review followed the Group's announcement that it would be setting up an internal bad bank rather than an external bad bank. On 6 November 2013, Moody's similarly closed a review for possible downgrade on the long term ratings of RBS Citizens N.A. and Citizens Bank of Pennsylvania by confirming long and short term ratings of these entities as unchanged.

On 12 February 2014, Moody's placed the long term ratings of RBS Group plc and certain subsidiaries including RBS plc, National Westminster Bank Plc, RBS N.V., RBS Citizens N.A. and Citizens Bank of Pennsylvania on review for possible downgrade. Moody's' rating action was prompted by their concerns that the Group's capitalisation is vulnerable to short-term shocks. Despite these short-term concerns, Moody's confirmed it expects the Group's capitalisation to improve over the medium-term as the Group's recovery plan is progressed.

Standard & Poor's
On 7 November 2013, Standard & Poor's ("S&P") lowered by one notch its long term ratings of RBS Group plc and certain subsidiaries. RBS Group plc long term ratings were lowered to 'BBB+' from 'A-'. Short term ratings remained unchanged. The long and short term ratings of RBS plc, National Westminster Bank Plc, RBS N.V., RBS Citizens Bank, N.A. and Citizens Bank of Pennsylvania were lowered to 'A-' (long term)/'A-2' (short term) from 'A'/'A-1'. A negative outlook was maintained on long term ratings and primarily reflects S&P's wider UK banking industry concerns.

The rating action followed S&P's decision to remove a 'positive transition' notch that had been included in the Group's ratings since 2011 in recognition of restructuring progress made. S&P's decision was prompted by the Group's announcement in November 2013 that it would further extend its restructuring timeline, by creating an internal bad bank, and S&P's concerns on the Group's execution risk, litigation risk and the potential for further conduct related fines.

The long and short term ratings of Ulster Bank Limited and Ulster Bank Ireland Limited were not affected by S&P's rating action on the Group and these were affirmed as unchanged. Long term ratings were maintained on a negative outlook.

Notes

14. Other developments (continued)

Fitch Ratings
On 4 November 2013, following the Group's announcement of its intention to fully divest RBS Citizens Financial Group, Inc, Fitch Ratings ("Fitch") downgraded its ratings of this entity and subsidiaries, RBS Citizens, N.A. and Citizens Bank of Pennsylvania, by one notch to 'BBB+' (long term)/'F2' (short term) from 'A-'/'F1'. The rating action in effect removed one notch of Group support previously included in the ratings of these entities. No other material rating actions were undertaken by Fitch during the quarter on the Group or its subsidiaries. Outlooks assigned remained stable.

Current RBS Group plc and subsidiary ratings are shown in the table below:

	Moody's		S&P		Fitch
	Long term	Short term	Long term	Short term	Long term	Short term

RBS Group plc	Baa1	P-2	BBB+	A-2	A	F1

The Royal Bank of Scotland plc	A3	P-2	A-	A-2	A	F1

National Westminster Bank Plc	A3	P-2	A-	A-2	A	F1

RBS N.V.	A3	P-2	A-	A-2	A	F1

RBS Citizens, N.A/Citizens Bank of Pennsylvania	A3	P-2	A-	A-2	BBB+	F2

Ulster Bank Ltd/Ulster Bank Ireland Ltd	Baa2	P-2	BBB+	A-2	A-	F1

15. Date of approval
This announcement was approved by the Board of directors on 26 February 2014.

16. Post balance sheet events

RBS Capital Resolution
In November 2013, the Group announced the creation of RBS Capital Resolution (RCR), to manage a pool of assets with particularly high long term capital intensity and/or potentially volatile outcomes in stressed environments. RCR became operational on 1 January 2014 with a portfolio of £29 billion assets.

Sale of selected Chicago-area operations of RBS Citizens
On 7 January 2014, the Group announced that RBS Citizens Financial Group, Inc. had reached agreement to sell its Chicago-area retail branches, small business operations and select middle market relationships in the Chicago market to U.S. Bank National Association, a subsidiary U.S. Bancorp. The sale includes 94 Charter One branches in the Chicago area, $5.3 billion in local deposits and $1.1 billion in locally originated loans for a deposit premium of approximately $315 million, or 6 percent of deposits. The transaction is subject to regulatory approval and is anticipated to close in mid-2014.

Notes

16. Post balance sheet events (continued)

Disposal of Structured Retail Investor Products and Equity Derivatives Businesses
On 19 February 2014, the Group announced that it had reached agreement with BNP Paribas S.A. for the disposal of assets and liabilities related to its structured retail investor products and equity derivatives businesses, and associated market-making activities. The disposal is subject to competition approval and will be implemented on a phased basis during 2014 and 2015. The consideration is not material.

Strategic review
In November 2013, the Group announced that it was undertaking a comprehensive business review of its customer-facing businesses, IT and operations and organisational and decision making structures.

As described on page 16, the Group has announced the results of its Strategic review, resulting in it being realigned into three businesses: Personal & Business Banking, Commercial & Private Banking, and Corporate & institutional Banking. In addition, the Group will be rationalising and simplifying its systems, based on a target architecture with improved resilience.

Direct Line Insurance Group (DLG)
On 26 February 2014 RBS announced that it had entered into a placing agreement to complete the sale of its residual interest in DLG (except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to DLG management). Accordingly, on settlement of the placing, the Group will have completed the disposal as required by the European Commission.

Other than as detailed above, there have been no significant events between 31 December 2013 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 February 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary